Exhibit 4.17

Sublicense Agreement among the Registrant and

Hangzhou Yuyuan BioScience Technology Co., Ltd., dated January 13, 2020.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE OBSEVA SA HAS DETERMINED THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO OBSEVA SA AND ITS SUBSIDIARIES IF PUBLICLY DISCLOSED.

Sublicense Agreement

(the "Agreement")

dated January 13, 2020 (the “Effective Date”)

between

ObsEva SA, Chemin des Aulx 12, 1228 Plan-Les-Ouates, Switzerland

(the "Sublicensor")

and

Hangzhou Yuyuan BioScience Technology Co., Ltd.

Room 1508, Building 4, 199 Yuancheng Road,

Xiasha Street, Hangzhou Economic and Technological Development Zone,

Zhejiang Province, China

(the "Sublicensee")

(hereinafter collectively referred to as the "Parties" and individually as a "Party")

* * *

WITNESSETH:

WHEREAS, Sublicensor is active in the field of reproductive health and medicine;

WHEREAS, Sublicensee is engaged, among other activities, in the commercialization of pharmaceutical products;

WHEREAS, Sublicensee wishes to obtain, and Sublicensor is willing to grant a sublicense to Sublicensee, on an exclusive basis for the territory of the People’s Republic of China, the right to use, register, import, develop, market, promote, distribute, offer for sale and sell Nolasiban in the field;

WHEREAS, the Parties are in addition willing to enter into a separate supply agreement governing the provision of the product in finished dosage form;

WHEREAS, Sublicensee acknowledges that Sublicensor has invested already significant financial and non-financial means in the development of Nolasiban in the European Union and the United States of America and, therefore, that any decision made by Sublicensee in the territory of the People’s Republic of China may have important consequences in other territories, in particular in the European Union and the United States of America; and

WHEREAS, in light of the above, Sublicensee acknowledges that it shall provide Sublicensor with all relevant information relating to Nolasiban in the territory of the People’s Republic of China and seek the approval or opinion of Sublicensor, as further set forth hereinafter, prior to any decision which may affect the development or commercialization of Nolasiban outside this territory;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the parties agree to as follows:

1.	DEFINITIONS

The following terms shall have the following respective definitions:

1.1.

"Affiliate" means a Person or entity that controls, is controlled by or is under common control with a Party, but only for so long as such control exists. For the purposes of this Section 1.1, the word "control" (including, with correlative meaning, the terms "controlled by" or "under the common control with") means the actual power, either directly or indirectly through one or more intermediaries, to direct the management and policies of such Person or entity, whether by the ownership of at least fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

1.2.

"Bankruptcy Event" means: (a) voluntary or involuntary proceedings by or against a Party instituted in bankruptcy under any insolvency law, which proceedings, if involuntary, shall net have been dismissed within [***] after the date of filing; (b) a receiver or custodian is appointed for a Party; (c) proceedings are instituted by or against a Party for corporate reorganization, dissolution, liquidation or winding-up of such Party, which proceedings, if involuntary, shall net have been dismissed within [***] after the date of filing; or (d) substantially all of the assets of a Party are seized or attached and not released within [***] thereafter.

1.3.

"Calendar Quarter" means each three (3) month period commencing January 1, April 1, July 1 or October 1, provided however that (i) the first Calendar Quarter of the Term shall extend from the Effective Date to the end of the first full Calendar Quarter thereafter, and (ii) the last Calendar Quarter of the Term shall end upon the expiration of this Agreement.

1.4.

"Calendar Year" means the period beginning on the 1st of January and ending on the 31st of December of the same year, provided however that (i) the first Calendar Year of the Term shall commence on the Effective Date and end on December 31, 2020 and (ii) the fast Calendar Year of the Term shall commence on January 1 of the Calendar Year in which this Agreement terminates or expires and ends on the date of termination or expiration of this Agreement.

1.5.

"Clinical Trial" means a clinical trial in human subjects that has been approved by a Regulatory Authority and is designed to measure the safety and/or efficacy of a Sublicensed Product. Clinical Trials shall include but not be limited to Phase 1 Trials, Phase 2 Trials and Phase 3 Trials.

1.6.	"Combination Product" means a product containing the Sublicensed Product together with one or more active ingredient, or with one or more [***].

1.7.

"Commercialization" or "Commercialize" means any and all activities undertaken prior to and after Regulatory Approval of an NDA for a particular Sublicensed Product and that relate to the marketing, promoting, distributing, importing for sale, offering for sale, and selling of the Sublicensed Product.

1.8.

"Commercially Reasonable Efforts" means, (a) with respect to the efforts to be expended by any Party with respect to any objective, such [***] would normally use to accomplish a similar objective under similar circumstances, and (b) with respect to any obligation relating to Development or Commercialization of a Sublicensed Product by Sublicensee, the application by [***] consistent with the efforts [***], as the case may be, devotes to a product of similar market potential, profit potential or strategic value [***].

1.9.	"Compound" means a chemical substance that is biologically active and has constant chemical composition.

1.10.

"Confidential Information" of a Party means information relating to the business, operations and products of a Party or any of its Affiliates, including but not limited to, any technical information, Know-How, trade secrets, or inventions (whether patentable or not), not known or generally available to the public, that such Party discloses to the other Party under this Agreement, or otherwise becomes known to the other Party by virtue of this Agreement.

1.11.

"Controlled" means, with respect to (a) Patent Rights, (b) Know-How or (c) biological, chemical or physical material, that a Third Party or a Party or one of its Affiliates owns or has a license or sublicense to such right, item, or material (or in the case of material, has the right to physical possession of such material) and has the ability to grant a license or sublicense to, or assign its right, title and interest in and to, such right, item or material as provided for in this Agreement.

1.12.

"Cover", "Covering" or "Covered" means, with respect to a Sublicensed Product, that the using, selling, or offering for sale of such Sublicensed Product would, but for a license granted in this Agreement under the Sublicensor Patents, infringe a Valid Claim of the Sublicensor Patents in the country in which the activity occurs.

1.13.

"Development" or “Develop” means, with respect to a Sublicensed Product, the performance of all preclinical and clinical development (including without limitation toxicology, pharmacology, test method development and stability testing, process development, formulation development, quality control development, statistical analysis), Clinical Trials (excluding clinical trials conducted after Regulatory Approval of an NDA) and regulatory activities that are required to obtain Regulatory Approval of the Sublicensed Product.

1.14.	"Development Data" means all study, reports for clinical and non-clinical studies, and other information available to a Party and reasonably requested by the other Party.

1.15.	"Executive Officers" means, together, the [***] of Sublicensor and [***] of Sublicensee.

1.16.	"EMA" means the European Medicines Agency, or any successor agency.

1.17.	"FDA" means the United States Food and Drug Administration, or a successor federal agency.

1.18.	"Field" means all prophylactic, palliative, therapeutic or diagnostic uses in humans.

1.19.

"First Commercial Sale" means the first sale for monetary value to a Third Party for use or consumption of the Sublicensed Product, by Sublicensee or its Affiliate(s). For the avoidance of doubt, a First Commercial Sale may only occur after the Sublicensed Product has received valid Regulatory Approval for the country in which the First Commercial Sale occurs.

1.20.

"Further Sublicensee" means a Person other than an Affiliate of Sublicensee to which Sublicensee (or its Affiliate) would grant sublicense rights under any of the Sublicensor Technology sublicensed under Section 2.1. "Further Sublicense" and "Further Sublicense Agreement" shall be construed accordingly. For the avoidance of doubt, a Third Party contract manufacturer of Sublicensed Products on behalf of Sublicensee shall not be considered a Further Sublicensee for the purpose of this Agreement.

1.21.

"Generic Competition" means the sales of generic nolasiban for In Vitro Fertilization (IVF) by any third party as reported by IMS/IQVIA, that is competing with the Sublicensed Product in the Territory.

1.22.

"Governmental Body" means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, representative, organization, unit, body or entity and any court or other tribunal); (d) multinational or supranational organization or body; or (e) individual, entity, or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

1.23.

"Improvement" means any and all technical information, patentable or non-patentable, owned, owned jointly or Controlled by either Party or its Affiliates, or sublicensees (in case of Sublicensor), which covers any improvement, invention or discovery concerning the Sublicensed Compound or the Sublicensed Product, including, without limitation, new or improved methods of manufacture, formulas, uses, indications, methods of delivery and dosage forms thereof.

1.24.

"IND" means an investigational new drug application filed with the FDA or the equivalent application or filing filed with any equivalent agency or Governmental Body outside the United States (including any supra-national entity such as in the European Union) for approval to commence Clinical Trials in such jurisdiction, and including all regulations at Title 21 of the Code of Federal Regulations Part 312 et seq. and equivalent foreign regulations.

1.25.

"Know-How" means all present and future scientific, technical, or commercial information, results and data of any type whatsoever developed or generated in relation to the Sublicensed Compound or the Sublicensed Product in the Field, in any tangible or intangible form, whether patentable or not, including, without limitation, all (i) biological, toxicological, chemical, and biochemical information, (ii) metabolic, non-clinical, pre-clinical, clinical, pharmacological, and pharmacokinetic data, (iii) physico-chemical properties, assays, formulations, quality controls, processes, synthesis processes, manufacturing methods and data, specifications, discoveries, formulae, protocols, practices, reagents, inventions, improvement, databases and (iv) any other information relating thereto.

1.26.

"MAA" means a Marketing Authorization Application submitted to EMA for the purpose of obtaining European Commission Approval for the marketing of the Sublicensed Product for the countries located within the European Union.

1.27.	"NMPA" means the Chinese National Medical Products Administration, or any successor agency.

1.28.

"NDA" means a New Drug Application filed pursuant to the requirements of the FDA, as more fully defined in Title 21 of the Code of Federal Regulations Part 314.3 et seq., a Biologics License Application filed pursuant to the requirements of the FDA, as more fully defined in Title 21 of the Code of Federal Regulations Part 601 et seq., and any equivalent application filed in any country, together, in each case, with all additions, deletions or supplements thereto.

1.29.	"Net Sales" means [***]

1.30.

"Patent" or "Patent Right(s)" means: (a) an issued or granted patent, including any extension, supplemental protection certificate, registration, confirmation, reissue, reexamination, extension or renewal thereof; (b) a pending patent application, including any continuation, divisional, continuation-in-part, substitute or provisional application thereof; and (c) all counterparts or foreign equivalents of any of the foregoing issued by or filed in any country or other jurisdiction.

1.31.

"Person" means any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any Governmental Body, government or agency or political subdivision thereof.

1.32.

"Phase 1 Trial" means a Clinical Trial in which the Sublicensed Product is administered to human subjects at multiple dose levels with the primary purpose of determining safety, metabolism, and pharmacokinetic and pharmacodynamic properties of the Sublicensed Product, and consistent with People’s Republic of China’s Measures for Administration of Drug Registration, effective as 1 Oct 2007, updated from time to time.

1.33.

"Phase 2 Trial" means a Clinical Trial of the Sublicensed Product in human patients, the principal purposes of which are to make a preliminary determination that the Sublicensed Product is safe for its intended use, to determine its optimal dose, and to obtain sufficient information about the Sublicensed Product's efficacy to permit the design of Phase 3 Trials, and consistent with People’s Republic of China’s Measures for Administration of Drug Registration, effective as 1 Oct 2007, updated from time to time.

1.34.

"Phase 3 Trial" means a human Clinical Trial of the Sublicensed Product, which trial is designed (a) to establish that the Sublicensed Product is safe and efficacious for its intended use; (b) to define warnings, precautions and adverse reactions that are associated with the Sublicensed Product in the dosage range to be prescribed; and (c) consistent with People’s Republic of China’s Measures for Administration of Drug Registration, effective as 1 October 2007, updated from time to time.

1.35.

"Regulatory Authority" means (a) the FDA, (b) the EMA or the European Commission, (c) the NMPA or (d) any regulatory body with similar regulatory authority over pharmaceutical or biotechnology products in any other jurisdiction anywhere in the world.

1.36.	"Regulatory Approval" means the receipt from a Regulatory Authority by Sublicensee or its Affiliates of approval to lawfully market a Sublicensed Product in the Territory.

1.37.	"Sublicensee Know-How" means all Know-How that is owned or Controlled by Sublicensee, its Affiliates or any contractors during the Term.

1.38.	"Sublicensee Technology" means the Sublicensee Know-How and the Sublicensee Patents, collectively.

1.39.	"Sublicensed Compound" means the Compounds which are listed in Exhibit A, and any other compound included in the composition of the Sublicensed Product.

1.40.

"Sublicensed Materials" means all chemical, biological or physical materials that are owned or Controlled by Sublicensor or any of its Affiliates on the Effective Date and that are necessary in the use, register, import, Develop, market, promote, distribute, offer for sale and Commercialize of the Sublicensed Products.

1.41.

"Sublicensed Product" means any pharmaceutical product, in any dosage form, formulation, presentation or package configuration that is commercialized or undergoing pre-clinical or clinical development that contains or comprises, in part or in whole, the Sublicensed Compound and Sublicensed Materials.

1.42.

"Sublicensor Know-How" means all rights on the Know-How that is owned or Controlled by Sublicensor or any of its Affiliates, licensees (other than Sublicensee) or contractors on the Effective Date and all rights on the Know-How which becomes owned or Controlled by Sublicensor or any of its Affiliates, licensees (other than Sublicensee) or contractors during the Term.

1.43.

"Sublicensor Patents" means all of the Patent Rights owned by Sublicensor in relation to Sublicensed Product some of which have been listed in part A of Exhibit B which may be updated from time to time.

1.44.	"Sublicensor Technology" means the Sublicensor Know-How and the Sublicensor Patents, collectively.

1.45.	"Territory" means, for the purpose of this Agreement only, the territory of the People’s Republic of China, including special administrative regions (Hong Kong and Macau), but excluding Taiwan.

1.46.	"Third Party" shall mean any Person that is not a Party or an Affiliate of a Party.

1.47.

"Third Party License Agreement" means any agreement entered into by Sublicensee with a Third Party, or any amendment or supplement thereto, in each case following the Effective Date, whereby royalties, fees or other payments are to be made by Sublicensee to such Third Party in connection with the grant of rights under intellectual property rights Controlled by such Third Party, which rights are necessary to Develop the Sublicensed Compounds or Sublicensed Products.

1.48.

"Valid Claim" means any claim in any (i) unexpired and issued patent that has not been disclaimed, revoked or held invalid by a final non-appealable decision of a court or other governmental agency of competent jurisdiction or any (ii) patent application that has not lapsed, in the case of a provisional patent application, or been cancelled, withdrawn or abandoned without the possibility or revival.

1.49.	Other Terms. The definition of each of the following terms is set forth in the section of the Agreement indicated below:

1.49.1.	"Action" has the meaning set forth in Section 8.5.2.
1.49.2.	"Controlling Party" has the meaning set forth in Section 8.6.3.
1.49.3.	"Disputes" has the meaning set forth in Section 15.9.
1.49.4.	“Force Majeure” has the meaning set forth in Section 15.5.
1.49.5.	"JCC" has the meaning set forth in Section 6.
1.49.6.	"JDC" has the meaning set forth in Section 4.
1.49.7.	"Losses" has the meaning set forth in Section 13.1.
1.49.8.	"Royalty Term" has the meaning set forth in Section 7.2.3.

1.49.9.	"Sublicensee Indemnitees" has the meaning set forth in Section 13.1.
1.49.10.	"Sublicensee Patents" has the meaning set forth in Section 8.4.1.
1.49.11.	"Sublicensor Indemnitees" has the meaning set forth in Section 13.2.
1.49.12.	"Term" has the meaning set forth in Section 14.2.
1.49.13.	"Transition Period" has the meaning set forth in Section 11.8.

2.	GRANT OF SUBLICENSE

2.1.

Grant of Sublicense. Subject to the terms and conditions of this Agreement, Sublicensor hereby grants to Sublicensee an exclusive (even as to Sublicensor), for the Territory, royalty-bearing right and sublicense under the Sublicensor Technology and the trademark(s) owned by Sublicensor to use, register, import, Develop, market, promote, distribute, offer for sale and Commercialize the Sublicensed Product in the Field in the Territory.

In Particular, Sublicensor shall provide all information and materials related to the Sublicensor Technology to Sublicensee, provided that information and materials are necessary for Sublicensee to exercise its rights and comply with its obligations under this Agreement, in accordance with Sublicensee’s reasonable requirement in a timely manner.

2.2.

No Grant of Further Sublicense by Sublicensee; Right to Appoint Distributors. The Sublicensee shall not grant Further Sublicenses under the sublicense granted in Section 2.1. Sublicensee shall however: (i) have the right to enter into distribution agreements for the distribution of the Sublicensed Product in the Territory, but shall not supply the Sublicensed Product to any Third Party which intends to actively sell it outside the Territory; (ii) have the right to enter into a manufacturing agreement for manufacturing of the Sublicensed Products within the Territory after Sublicensee obtains all Regulatory Approvals with respect to manufacturing; and (iii) have the right to grant and/or transfer any or all of the rights granted under in Section 2.1 to its Affiliates by providing a prior written notice to Sublicensor. Sublicensee shall promptly provide Sublicensor with a copy of any such fully executed distribution agreement, which shall be redacted from its commercial terms, and Sublicensor hereby undertakes to treat such redacted agreements as Confidential Information.

2.3.

Grant Back. Subject to the terms and conditions of this Agreement, Sublicensee hereby grants to Sublicensor an exclusive (even as to Sublicensee), outside the Territory, perpetual, royalty-free and fully paid-up, right and license (with the right to sublicense) under the Sublicensee Technology to use, register, import, Develop, manufacture, market, promote, distribute, offer for sale and Commercialize the Sublicensed Product in the Field. Sublicensee shall use Commercially Reasonable Efforts to communicate at its own cost to Sublicensor any information comprised in the Sublicensee Technology within [***] following its discovery or Development. If Sublicensor identifies specific items that were not communicated to Sublicensor, then Sublicensee will use reasonable efforts to provide the same to Sublicensor upon request. In addition, at Sublicensor's reasonable request and subject to the compliance with applicable laws and regulation within the Territory (e.g. Cybersecurity Law of the People's Republic of China (“中华人民共和国网络安全法” in Chinese), effective as 1 June 2017; Measures for the Administration of Population Health Information (for Trial Implementation) (“人口健康信息管理办法(试行)” in Chinese), effective as of 5 May 2014), Sublicensee shall provide access to any raw data or report directly and exclusively related to the Sublicensee Technology which may become necessary for Sublicensor to use, register, import, Develop, manufacture, market, promote, distribute, offer for sale and Commercialize the Sublicensed Product outside the Territory. Each Party hereby designates a contact person as indicated below or otherwise designates by each Party in writing whose responsibility is to oversee the transfer described in this Section 2.3.

For Sublicensor: [***]

For Sublicensee: [***]

3.	DEVELOPMENT

3.1.

Development of the Sublicensed Products by Sublicensee within the First [***]. Sublicensee shall use Commercially Reasonable Efforts to carry out the Development of and obtain the Regulatory Approval for the Sublicensed Product in the Field in the Territory, at its own cost, within a period of [***] as of the Effective Date. In particular, Sublicensee shall use Commercially Reasonable Efforts to:

3.1.1.	perform development and registration activities according to the development plan (of which the GANTT chart is attached hereto as Exhibit C).

3.1.2.	comply with the following critical milestones:

[***]

If Sublicensee fails to meet the critical milestone set out in Section 3.1.2(2) or (3), Sublicensor shall have the right to terminate immediately this Agreement. If Sublicensee fails to meet any other critical milestone under reasonable ground, e.g. the data is not satisfactory to the Sublicensee, Sublicensor and Sublicensee shall discuss in good faith whether to terminate this Agreement or not. If it can be proved by substantial evidence that the Sublicensee fails to make its Commercially Reasonable Efforts to meet the above critical milestone and complete the Phase 3 Trial in the Territory within reasonable period under no reasonable ground, Sublicensor shall have the right to decide whether to: (i) terminate immediately this Agreement; or (ii) require Sublicensee to pay to Sublicensor a sum of [***] and remain this Agreement as effective, in which circumstance, [***].

3.2.

Development of the Sublicensed Products in General. Sublicensee shall use Commercially Reasonable Efforts to carry out the Development of and maintain the Regulatory Approval for the Sublicensed Product in the Field in the Territory, at its own cost, after such Regulatory Approval has been obtained.

3.3.	Regulatory Filings.

3.3.1.

Sublicensee shall be responsible for and shall own and maintain all regulatory filings and Regulatory Approvals for the Sublicensed Products, including all INDs and NDAs, in the Territory in the name of Sublicensee which shall be the sole and exclusive property of Sublicensee. In the event Sublicensee or its Affiliates has to file the Chinese equivalent of an IND, NDA or MAA for the Sublicensed Compound or the Sublicensed Product, including any supplements which may have significant impact on Development outside the Territory, or annual reports thereto, Sublicensee shall submit to Sublicensor an English summary thereof for its prior review and comment and Sublicensor may give comments thereon, if any, within [***] from the receipt thereof and Sublicensee shall take into account any such comments from Sublicensor as long as it is scientifically and objectively appropriate and reasonable. Sublicensee shall provide Sublicensor with a copy of all formal correspondences for the Sublicensed Compound or the Sublicensed Product with the NMPA in a timely manner. Similarly, Sublicensor shall submit to Sublicensee an English summary of IND and NDA to be filed in the EU, which should contain the elements relevant for Sublicensee Development and registration, as well as for any supplements which may have significant impact on Development in the Territory, for its prior review and comment and Sublicensee may give comments thereon, if any, within [***] from the receipt thereof and Sublicensor shall take into account any such comments from Sublicensee as long as it is scientifically and objectively appropriate and reasonable. Sublicensor shall provide Sublicensee with an English summary of all format correspondences for the Sublicensed Compound or the Sublicensed Product with the FDA or EMA in a timely manner. The JDC shall determine the detailed procedure and contents for the exchange of the documents stipulated in this Section

3.3.1.

3.3.2.

If, for the purpose to comply with relevant laws and regulations within the Territory only, the Regulatory Approvals may be held in the name of Sublicensor on Sublicensee’s behalf, Sublicensor shall not transfer, dispose of, withdraw, revoke or otherwise conduct any activities affecting the validity and scope of such Regulatory Approvals without Sublicensee’s prior written instructions.  The original copies of the Regulatory Approvals shall be retained by Sublicensee.

3.3.3.

Sublicensee has the right to apply for all of the Regulatory Approvals necessary for the manufacturing of the Products within the Territory at its sole decision and Sublicensor shall reasonably cooperate with Sublicensee for such application and its establishment of the production line, including without limitation, providing all necessary know-hows, materials, trainings to Sublicensee. Upon Sublicensee’s obtaining of Regulatory Approvals necessary for the manufacturing and being qualified for manufacturing of the Sublicensed Products, Sublicensee would be entitled to, elect at its sole decision, (i) purchase the Sublicensed Product from Sublicensor; and/or (ii) manufacture the Sublicensed Products within the Territory by itself; and/or (iii) engage a third party within the Territory to manufacture the Sublicensed Produced through further sublicensing and purchase the Sublicensed Product from such a qualified manufacturer), provided that Sublicensee shall not sell any such of Sublicensed Product to any other party outside of the Territory except for the parties designated by Sublicensor.

3.4.

Development Costs. Sublicensee shall be responsible for all costs incurred by it in non-clinical and clinical Development activities related to the Sublicensed Compound and the Sublicensed Product in the Territory. Sublicensor shall be responsible for all costs incurred by it in non-clinical and clinical Development activities related to the Sublicensed Compound and the Sublicensed Product outside the Territory. Each Party shall bear all costs incurred by their respective JDC members and invitees.

3.5.

Development Status Report. Within [***] following the close of each Calendar Year during the Term of this Agreement, Sublicensee shall issue a development status report on its Development activities, as well as Development activities of its Affiliates in Territory during the immediately preceding twelve (12) month period.

3.6.

Exchange of Development Data. Sublicensee agrees to provide Sublicensor, from time to time and subject to the compliance with applicable laws and regulation within the Territory (e.g. Cybersecurity Law of the People's Republic of China (“中华人民共和国网络安全法” in Chinese), effective as 1 June 2017; Measures for the Administration of Population Health Information (for Trial Implementation) (“人口健康信息管理办法(试行)” in Chinese), effective as of 5 May 2014), with Sublicensee Development Data relating to the Sublicensed Compound and the Sublicensed Product for the purpose of allowing Sublicensor to conduct its own Development program with respect to the Sublicensed Compound outside the Territory, and to file for regulatory approval outside the Territory. Similarly, Sublicensor agrees to provide Sublicensee, from time to time, with Sublicensor Development Data relating to the Sublicensed Compound and the Sublicensed Product for the purpose of allowing Sublicensee to further its own Development program with respect to the Sublicensed Compound in the Territory, including filing such Sublicensor Development Data with Regulatory Authorities in the Territory. The Development Data will be provided to the other Party in English except as otherwise agreed by the Parties.

3.7.

Exchange of Draft Protocols in Particular. Each Party shall provide to the other Party the draft protocols or, in case of draft protocols with non-English language, the synopsis of the draft protocols for any non-clinical or clinical studies related to the Sublicensed Compound prior to the commencement of such studies. The Party receiving such draft protocols or the synopsis of the draft protocols will have [***] or such other days agreed by the Parties from receipt thereof to review and comment on the draft protocols or the synopsis of the draft protocols.

3.8.

Other Party’s View. Each Party shall consider in good faith the other Party's views and suggestions regarding the Development program for the Sublicensed Product in its respective territory, but shall develop the Sublicensed Product in its territory under its own responsibility and have the sole final responsibility for all decisions related thereto; provided, however, that each Party shall refrain from suggesting Development activities with respect to the Development of the Sublicensed Product in the other Party' s territory which may have a negative impact on the safety or efficacy profile, the label or the commercial potential of the Sublicensed Product in the other Party's territory, and provided, further, that the Parties shall discuss in good faith and mutually agree the existence and possibility of such negative impact on the safety or efficacy profile, the label or the commercial potential of the Sublicensed Product in such other Party' s territory.

3.9.

Safety Information. Sublicensor and Sublicensee shall each promptly inform the other in writing with respect to any significant information it comes to know of (from any source) relating in any way to the safety of the Sublicensed Compound or Sublicensed Product including possible adverse drug reactions during the development stage. The details of such reporting shall be stipulated in separate agreements, consistent with regulatory requirements, to be entered into by the Parties in due course.

3.10.

Key Meetings. Sublicensor may attend meetings with key opinion leaders and meetings with authorities of the People’s Republic of China held by Sublicensee or its Affiliates. Sublicensee or its Affiliates will give reasonable information to Sublicensor to assist it in the preparation of its participation. For the sake of clarity, Sublicensee will not provide financial assistance.

4.	JOINT DEVELOPMENT COMMITTEE

4.1.	Formation. Promptly after the Effective Date, the Parties shall form a Joint Development Committee (the "JDC") to oversee the Development of the Sublicensed Compound and the Sublicensed Product.

4.2.

Composition. The JDC will be comprised of [***] members, [***] of which shall be appointed by Sublicensor, and [***] of which shall be appointed by Sublicensee. The Chairman of the JDC shall be one of the members appointed by Sublicensee. All such members will have the ordinary experience, scientific, clinical, regulatory and/or commercial expertise, availability, skill and care required in order to fulfil their obligations as members of the JDC. Both Parties have the right to substitute their JDC members, provided each new member meets the same qualifies mentioned herein above. It is the obligation of the Party whose member changed to bring the new member up-to-date on the Development. The new member's name and contact detail will be communicated by written notice in a timely manner.

4.3.	Contact Person. Each Party will appoint one (1) contact person within its JDC members. The contact person for each Party will be determined promptly after the Effective Date.

4.4.	Frequency of Meetings. The JDC shall meet formally at least [***], or with such other frequency, and at such time and location as agreed upon mutually from time to time.

4.5.

Invitees. Each Party may, at its discretion, invite non-member representatives of such Party or representatives of sublicensees (with respect to Sublicensor) to attend meetings of the JDC, provided that the Parties approve such Party's invitees or representatives in advance. If Sublicensee's Affiliate is a lead sponsor for clinical studies in the People’s Republic of China, Sublicensee shall invite representatives of such Affiliate to the JDC. At each meeting of the JDC, each Party will present to the full JDC a summary of the results of such Party's Development efforts and update on their Development progress with respect to the Sublicensed Compound and the Sublicensed Product during the period since the previous JDC meeting.

4.6.

Information Exchange. The primary purpose of the JDC shall be to coordinate and share information concerning the Development efforts of the Parties in their respective territories, safety and efficacy information, and additional Know-How. Specifically, the JDC will, among others:

4.6.1.

provide a forum to share information with respect to the Development schedule, plan, strategy and regulatory information, for the Sublicensed Compound and the Sublicensed Product which shall give the first priority to obtain the first marketing authorization for the Sublicensed Product (Sublicensee's development plan's GANTT chart as of the Effective Date hereof is attached as Exhibit C hereto);

4.6.2.

review study protocols and study results for the Sublicensed Compound and the Sublicensed Product (it is understood and agreed, however, that the JDC shall not be the exclusive method of reviewing study protocols and study results, and the Parties may review protocols and study results in forums other than the JDC);

4.6.3.	discuss proposed publications and presentations relating to the Sublicensed Compound and the Sublicensed Product or other arising intellectual property created under this Agreement;
4.6.4.	discuss Sublicensee's out-licensing activities including partnering options in the Territory;
4.6.5.	define the frequency on which Development Data shall at a minimum be exchanged within the meaning of Section 3.6; and
4.6.6.	such other items to be mutually agreed by the Parties, on a case-by-case basis.

4.7.

Timing. Information exchanged in a timely manner shall be limited to information for the US, EU and the People’s Republic of China. The exchange of information which is generated in any country other than the US, EU or the People’s Republic of China shall be done on a request basis.

4.8.

Decisions. Decisions of the JDC shall be based on consensus, and all reasonable efforts will be made to achieve such consensus. Disagreements which, despite such efforts, cannot be resolved at the JDC level, will be addressed by joint discussions between senior management of Sublicensor and Sublicensee. In the event of a disagreement, representatives of the senior management of Sublicensor and Sublicensee will review and discuss the disagreement, and attempt to resolve the matter in good faith. If such resolution efforts fail, each Party will retain the right of final decision with respect to matters concerning its respective territory. Each Party shall consult with the other Party with respect to the Development of the Sublicensed Compound and the Sublicensed Product in the territory of the other Party in order to determine whether the other Party reasonably believes that the Development may have a negative impact on the safety, the efficacy profile or the label of the Sublicensed Compound and the Sublicensed Product in its territory. The consulting Party shall consider in good faith the other Party’s views and suggestions. If the consulting Party decides not to follow the other Party's suggestions, the decision of the consulting Party shall be brought to JDC. If not resolved by JDC, the decision will be referred to the respective heads of R&D for each of Sublicensor and Sublicensee. The respective heads of R&D for each of Sublicensor and Sublicensee shall meet and discuss the matter and shall resolve the matter in good faith. The consulting Party shall have the sole responsibility for final decision.

5.	MARKETING AND COMMERCIALIZATION

5.1.

Commercialization of the Sublicensed Products by Sublicensee. Sublicensee shall, at its own expense, Commercialize the Sublicensed Product in the Territory. In particular, Sublicensee shall launch and Commercialize the Sublicensed Product in the Territory within [***] after receiving Regulatory Approval in the Territory.

5.2.

Other Party’s Views. Each Party shall consider in good faith the other Party's views and suggestions regarding the marketing of the Sublicensed Product respectively in and outside the Territory, but each

Party shall market the Sublicensed Product in its respective territory under its own responsibility and shall have the sole final responsibility for decisions in said Territory.

5.3.

Safety Information. Sublicensor and Sublicensee shall each promptly inform the other in writing with respect to any significant information it comes to know of (from any source) relating in any way to the safety of the Sublicensed Compound or Sublicensed Product including possible adverse drug reactions during the Commercialization stage. The details of such reporting shall be stipulated in separate agreements, consistent with regulatory requirements, to be entered into by the Parties in due course.

5.4.

Forecast. Sublicensee shall submit to Sublicensor its three-year sales forecast on a semi-annually basis from the quarter where the launch is expected in the Territory promptly after the first Chinese equivalent of NDA or MAA. After the first launch, the three-year sales forecast will be updated on a semi-annually basis.

5.5.

Package Design. The design of the package of the Sublicensed Product for sale in the Territory will be decided by Sublicensee at its sole discretion. Sublicensee shall furnish Sublicensor with copies of all Sublicensed Product packages, package inserts and monographs as well as major promotional materials such as brochures, pamphlets and the like to be used for marketing of the Sublicensed Product in the Territory. Unless prohibited by law, regulation, rule, regulatory agency policy or informal regulatory agency guidance in the Territory, all of such packages, package inserts, monographs and promotional materials shall properly and clearly indicate in such reasonable shape, size and color so as to render the indication plainly discernible and as specified or approved by Sublicensor the words, "developed and sold by Sublicensee (or its designee) under sublicense from ObsEva, Switzerland" or such equivalent wording, to the extent authorized by applicable law, to be agreed by the Parties in a relevant language in the Territory.

5.6.

Collaboration. To the extent the Parties deem appropriate, they may agree to collaborate regarding participation in international medical or scientific conferences as well as pre-launch activities and post-launch promotional activities involving the Sublicensed Product which are applicable and beneficial both in and outside the Territory.

5.7.

Non-Competition. Sublicensee shall not develop, market, nor sell oxytocin receptor antagonists other than the Sublicensed Compound during the Term. For the further sake of clarity, the Parties have no intention to conflict with any law and regulation such as the competition law of any country and the Parties agree that this clause shall be construed to the extent allowed by applicable laws.

6.	JOINT COMMERCIAL COMMITTEE

6.1.

Formation. Promptly after filing the first NDA or MAA, the Parties shall form a Joint Commercial Committee (the "JCC") to oversee marketing of the Sublicensed Compound and the Sublicensed Product in the Territory. For the avoidance of doubt, Sublicensee shall, consider in good faith the views and suggestions from JCC but shall have the sole final responsibility for all decisions related to the marketing of the Sublicensed Compound and the Sublicensed Product in the Territory, including but not limited to decisions related to the price, volume and distribution channels, with the exception of the updated forecasts on a semi-annual basis within the meaning of Section 5.4 which shall be agreed upon between the Parties during the meetings of the JCC.

6.2.

Composition. The JCC will be comprised of [***] members, [***] of which shall be appointed by Sublicensee, and [***] of which shall be appointed by Sublicensor. Members of the JCC may be represented at any meeting by a designee appointed by such member for such meeting.

6.3.	Frequency of Meetings The JCC shall meet formally at least semi-annually, or with such other frequency, and at such time and location as agreed upon mutually from time to time.

6.4.

Invitees Each Party may, at its sole discretion, invite non-member representatives of such Party or representatives of sublicensees (with respect to Sublicensor) to attend meetings of the JCC, provided that the Parties shall approve such Party's invitees or representatives of sublicensees in advance.

7.	FINANCIAL TERMS

7.1.	Milestone Payments. In partial consideration for the grant of the rights hereunder, Sublicensee shall pay to Sublicensor the non-refundable and non-creditable milestone payment as follows:

7.1.1.	Milestone Payments:

(1)	[***]
(2)	[***]
(3)	[***]
(4)	[***]
(5)	[***]
(6)	[***]
(7)	[***]
(8)	[***]
(9)	[***]
(10)	[***]

7.2.	Royalty Payments.

7.2.1.

Royalty Rate. As further consideration for Sublicensor's grant of the rights and licenses to Sublicensee hereunder, Sublicensee shall pay to Sublicensor tiered royalties of [***]. For the avoidance of doubt, Sublicensor shall be responsible for any or all of ‘pass-through’ royalties that Sublicensor owes to any third-parties.

7.2.2.

Know-How Royalty. The royalty rate set forth in Section 7.2.1 applicable to the aggregate annual Net Sales will be reduced by [***] during any period (i) there exists no Valid Claim of a Sublicensor Patent that Covers the Sublicensed Product in the Territory, and (ii) Generic Competition has exceeded the aggregate annual Net Sales of the Sublicensed Product by Sublicensee in the Territory. For the avoidance of doubt, no Know-How royalties shall be due after the end of the Royalty Term pursuant to Section 7.2.3.

7.2.3.

Royalty Term. Royalties shall be payable from the period from the First Commercial Sale of the Sublicensed Product in the Territory until the latest of (a) the last date on which such Sublicensed Product is Covered by a Valid Claim within a Sublicensor Patent in the Territory, or (b) [***] after such First Commercial Sale of Sublicensed Product in the Territory (the "Royalty Term"). For the avoidance of doubt, Sublicensee Patents shall not be taken into account for the determination of the Royalty Term.

7.2.4.

Payment of Royalties. Nothing herein contained shall obligate Sublicensee to pay or cause to be paid to Sublicensor more than one royalty on any unit of Sublicensed Product. Simultaneous with the delivery of the report described in Section 7.2.5 hereof, Sublicensee shall pay, or cause to be paid, to Sublicensor at such place as Sublicensor may from time to time designate in writing, all royalties earned pursuant to this Section 7.2 in the preceding Calendar Quarter. All such payments shall be made in US dollars, within [***] as of the date of invoice, to the exception of the supply payment in advance under Section 11.1 of this Agreement which shall be paid within [***] as of the Effective Date.

7.2.5.

Royalty Reports; Currency Conversion. Commencing with the Calendar Quarter in which the First Commercial Sale of a Sublicensed Product is made by Sublicensee or its Affiliate, Sublicensee shall submit to Sublicensor with each royalty payment a report detailing its computation of royalties due on Net Sales during each Calendar Quarter within [***] after the end of such Calendar Quarter. All payments to Sublicensor hereunder shall be made by deposit of US dollars in the requisite amount to such bank account as Sublicensor may from time to time designate by written notice to Licensee. With respect to sales not denominated in US dollars, royalty amounts owed shall first be calculated in the currency of sale, and then such amounts shall be converted into US dollars using the exchange rate of the European Central Bank on the last day of the Calendar Quarter to which the report relates. For accounting and documentation purposes, the Parties may vary the method of payment set forth herein at any time upon mutual agreement, and any change shall be consistent with the local law at the place of payment or remittance.

7.2.6.

Record Retention, Inspection. Sublicensee shall keep or cause its Affiliates and Sublicensee to keep complete and accurate records in sufficient detail to enable Net Sales and royalties payable under Section 7.2 to be established for a period of sixty (60) months after the date that such royalties were payable. Such records shall be consistent with Sublicensee's normal accounting principles. At the request and cost of Sublicensor (but not more frequently than once each Calendar Year) an independent chartered or certified public accountant chosen by Sublicensor but approved by Sublicensee (which approval shall not be unreasonably withheld or delayed) shall be allowed access during ordinary business hours to such records pertaining to the preceding two (2) Calendar Year solely to verify the accuracy of any payments made to Sublicensor under Section 7.2. The accountant shall not disclose to Sublicensor any information other than that which should properly be contained in a report of matters relevant to Net Sales and royalty calculation and payment arising under Section 7.2.

7.3.

Tax. If applicable law requires that taxes be deducted and withheld from royalties or any other payments paid under this Agreement by either Party, said Party shall (i) deduct those taxes and interests and penalties assessed thereon from the payment or from any other payment owed by said Party hereunder; (ii) pay the taxes to the proper Governmental Body; (iii) send evidence of the obligation together with proof of payment to the other Party within one (1) month following such payment; (iv) remit the net amount, after deductions or withholding made under this Section 7.3 and (v) cooperate with other Party in any way reasonably requested by said other Party, to obtain available reductions, credits or refunds of such taxes; provided, however, that the other Party shall reimburse said Party for said Party’s out-of-pocket expenses incurred in providing such assistance. It is understood and agreed between the Parties that any payments made by either Party under this Agreement are exclusive of any value added or similar tax imposed upon such payment.

7.4.

Late Payment. Payments not paid when due shall bear interest at a rate of [***] per annum above the [***] which applied on the day when the payment was due. Calculation of interest will be made for the exact number of days in the interest period based on a year of three hundred and sixty (360) days.

7.5.

Supply Price. For the avoidance of doubt, milestone and royalty payments set forth in this Section 7 are without prejudice to any payment set forth Section 11 or in any supply agreement entered separately into by the Parties.

8.	INVENTIONS AND PATENTS

8.1.

Certification Under Drug Price Competition and Patent Restoration Act. Each Party shall immediately give written notice to the other Party of any certification of which they become aware filed pursuant to 21 U.S. Code Section 355(b)(2)(A) and applicable patent laws or regulations within the Territory (or any amendment or successor statute thereto) claiming that any Sublicensor Patents covering Sublicensed Compounds or Sublicensed Products, or the manufacture or use of each of the foregoing, are invalid or unenforceable, or that infringement will not arise from the manufacture, use or sale of a product by a Third Party.

8.2.

Listing of Patents. Sublicensor shall determine which of the Sublicensor Patents, if any, shall be listed for inclusion in the Approved Drug Products with Therapeutic Equivalence Evaluations pursuant to 21 U.S. Code Section 355, or any successor law in the United States, together with any comparable laws or regulations in the Territory. Sublicensee shall have the right to propose Sublicensor Patents for such listing and Sublicensor shall not unreasonably reject any such proposal.

8.3.

Title to Inventions. All inventions having as inventors solely employees or independent contractors of one Party in the course of the Parties’ performance under this Agreement, and all intellectual property rights pertaining to such inventions shall be the property of such Party. For the avoidance of doubt, (i) Section 2.3 of this Agreement shall apply to such inventions made by employees or independent contractors of Sublicensee and all intellectual property rights pertaining to such inventions; (ii) Sublicensee shall be entitled to research and develop its own Patent Rights (which shall be deemed as Sublicensee Patents) and/or other intellectual property rights during the course of its performance hereunder (e.g. the development / clinical trials / manufacturing carried out by Sublicensee) based on Sublicensor Patents, Sublicensor Know-How, and/or Sublicensor Technology and shall be the sole owner of the intellectual property right resulted therefrom (“Sublicensee Derivative IP”), provided that (a) such Sublicensee Derivative IP covers an Improvement of the Sublicensor Patents, Sublicensor Know-How, and/or Sublicensor Technology, and (b) that Sublicensor’s employees or independent contractors have not participated in the course of research and development as inventors.

All inventions having as inventors one or more employees and/or independent contractors of Sublicensor and one or more employees and/or independent contractors of Sublicensee who actually participated in the course of research and development and all intellectual property rights pertaining to such inventions, shall be jointly owned by Sublicensor and Sublicensee (“Co-Developed Inventions”). For all of the Co-Developed Inventions, Sublicensor and Sublicensee shall be the joint applicants and owners of all of relevant intellectual property, and each Party shall have a right of first refusal when the other Party intends to transfer its interest under such Co-Developed Inventions, and:

8.3.1.

Within the Territory, for the purpose of patent prosecution and maintenance as well as enforcement of patents only and without prejudice of any other rights enjoyed by Sublicensor as the joint owner, all intellectual property rights pertaining to such Co-Developed Inventions shall be deemed a Sublicensee Patent and the Parties shall discuss other respects of such Co-Developed Inventions, including but not limited to licensing (but excluding licensing to a qualified manufacturer in accordance with this Agreement), in good faith.  For the avoidance of doubt, Sublicensee may, at its sole decision, determine all respects of the applications of the Co-Developed Inventions in the usage, registration, importation, Develop, marketing, promotion, distribution, offer for sale and Commercialization of the Sublicensed Product in the Field in the Territory, including licensing to a qualified manufacturer in accordance with this Agreement, but excluding licensing to any other third-party which shall be discussed by the Parties in good faith.

8.3.2.

Outside of the Territory, for the purpose of patent prosecution and maintenance as well as enforcement of patents only and without prejudice of any other rights enjoyed by Sublicensee as the joint owner, all intellectual property rights pertaining to such Co-Developed Inventions shall be deemed a Sublicensor Patent and the Parties shall discuss other respects of such Co-Developed Inventions, including but not limited to licensing, in good faith.

As for the development of the Sublicensed Product only, Sublicensor and Sublicensee have entered into this Agreement, in part, to allow Sublicensor and Sublicensee to claim the benefit of the provisions of AIA

35 U.S.C. § 102(c) (effective as of March 16, 2013), under which the subject matter and inventions made by, or on behalf of, the Parties shall be deemed to have been owned by the same person or subject to an obligation of assignment to the same person for the purposes of prior art considerations under AIA 35 U.S.C § 102(c).

8.4.	Patent Prosecution and Maintenance.

8.4.1.

Sublicensee Patents. Sublicensee shall have the right to file, prosecute and maintain the Patent Rights owned by Sublicensee pursuant to Section 8.3 and consisting of any Improvement resulting from the activities undertaken by Sublicensee or its Affiliates pursuant to this Agreement (such Patent Rights, the "Sublicensee Patents"). Sublicensee shall bear all costs and expenses of filing, prosecuting and maintaining Sublicensee Patents. Sublicensee shall keep Sublicensor informed of the course of the filing and prosecution of Sublicensee Patents or related proceedings (e.g. interferences, oppositions, reexaminations, reissues, revocations or nullifications) in a timely manner, and shall take into consideration the advice and recommendations of Sublicensor in that respect. At Sublicensee's request, Sublicensor will provide Sublicensee with reasonable assistance in prosecuting Sublicensee Patents to the extent possible, including providing such data in Sublicensor's control that is, in Sublicensee's reasonable judgment, needed to support the prosecution of a Sublicensee Patent; provided, however, that Sublicensee shall reimburse Sublicensor for Sublicensor's out-of-pocket expenses incurred in providing such assistance.

Sublicensor Patents. Sublicensor shall have the first right, and the obligation provided the licensor of Sublicensor agrees, to file, prosecute and maintain Sublicensor Patents. Sublicensor shall bear all costs and expenses of filing, prosecuting and maintaining Sublicensor Patents in the Territory. Sublicensor shall engage the service provider for the prosecution and maintenance of Sublicensor Patents and other intellectual property (e.g. trademark, if required) within the Territory as agreed by the Parties and Sublicensor shall keep Sublicensee informed of the course of the filing and prosecution of Sublicensor Patents or related proceedings (e.g. interferences, oppositions, reexaminations, reissues, revocations or nullifications) in the People’s Republic of China in a timely manner, and shall take into consideration the advice and recommendations of Sublicensee in that respect. At Sublicensor's request, Sublicensee will provide Sublicensor with reasonable assistance in prosecuting Sublicensor Patents to the extent possible, including providing such data in Sublicensee's control that is, in Sublicensor's reasonable judgment, needed to support the prosecution of a Sublicensor Patent; provided, however, that Sublicensor shall reimburse Sublicensee for Sublicensee's out-of-pocket expenses incurred in providing such assistance.

8.4.2.

Election not to File and Prosecute Sublicensee Patents. If Sublicensee elects not to file, prosecute or maintain a Sublicensee Patent in the Territory or possession in the Territory, then it shall notify Sublicensor in writing at least [***] before any deadline applicable to the filing, prosecution or maintenance of such Sublicensee Patent, as the case may be, or any other date by which an action must be taken to establish or preserve such Sublicensee Patent in the Territory or possession. In such case, Sublicensor shall have the right, but not the obligation, to pursue the filing or support the continued prosecution or maintenance of such Sublicensee Patent. If Sublicensor does elect to take such action in the Territory, then it shall notify Sublicensee of such election, and Sublicensee shall reasonably cooperate with Sublicensor in this regard. If Sublicensor does elect to take such action in the Territory, it shall also notify Sublicensee, at the time of such election, whether Sublicensor requests from Sublicensee the assignment of all its right, title and interest in and to any such Sublicensee Patent in such country. If Sublicensor does not request from Sublicensee such assignment of a Sublicensee Patent, Sublicensee shall file, prosecute or maintain a Sublicensee Patent in the Territory or possession in the Territory and such Sublicensee Patent shall remain a Sublicensee Patent under which royalty payments shall be due by Sublicensee under Section 4 of this Agreement. If Sublicensor does request from Sublicensee the assignment of a Sublicensee Patent in the Territory or possession in the Territory, such Sublicensee Patent shall become a Sublicensor Patent under which no royalty payments in the Territory or possession in the Territory shall be due by Sublicensor under this Agreement, and Sublicensor shall thereupon be responsible for all costs of filing, prosecution and maintenance of such new Sublicensor Patent for aforesaid Territory or possession in the Territory.

8.4.3.

Election not to File and Prosecute Sublicensor Patents. If Sublicensor elects not to file, prosecute or maintain a Sublicensor Patent in the Territory or possession in the Territory, then it shall notify Sublicensee in writing at least [***] before any deadline applicable to the filing, prosecution or maintenance of such Sublicensor Patent, as the case may be, or any other date by which an action must be taken to establish or preserve such Sublicensor Patent in the Territory or possession. In such case and provided the licensor of Sublicensor agrees, Sublicensee shall have the right, but not the obligation, to pursue the filing or support the continued prosecution or maintenance of such Sublicensor Patent. If Sublicensee does elect to take such action in the Territory, then if shall notify Sublicensor of such election, and Sublicensor shall reasonably cooperate with Sublicensee in this regard. If Sublicensee does elect to take such action in the Territory, it shall also notify Sublicensor, at the time of such election, whether Sublicensee requests from Sublicensor the assignment of all its right, title and interest in and to any such Sublicensor Patent in such country. If Sublicensee does not request from Sublicensor such assignment of a Sublicensor Patent, Sublicensor shall file, prosecute or maintain a Sublicensor Patent in the Territory or possession in the Territory and such Sublicensor Patent shall remain a Sublicensor under which royalty payments shall be due by Sublicensee under Section 4 of this Agreement. If Sublicensee does request from Sublicensor the assignment of a Sublicensor Patent in the Territory or possession in the Territory, such Sublicensor Patent shall become a Sublicensee Patent under which no royalty payments in the Territory or possession in the Territory shall be due by Sublicensee under this Agreement, and Sublicensee shall thereupon be responsible for all costs of filing, prosecution and maintenance of such new Sublicensee Patent for aforesaid Territory or possession in the Territory.

8.4.4.

Patent Term Extension. Sublicensor shall be responsible for obtaining patent term extensions wherever available for Sublicensor Patents, at Sublicensor costs. Sublicensee shall provide Sublicensor with all relevant information, documentation and assistance in this respect. Any such assistance, supply of information and consultation shall be provided promptly and in a manner that will ensure that all patent term extensions for Sublicensed Products are obtained wherever legally permissible, and to the maximum extent available. In the event that any election with respect to obtaining patent term extensions is to be made, Sublicensee shall have the right to make such elections, and Sublicensor shall abide by all such elections.

8.5.	Enforcement of Patents.

8.5.1.

Notice. If either Party believes that a Sublicensor Patent is being infringed by a Third Party or if a Third Party claims that any Sublicensor Patent is invalid or unenforceable, the Party possessing such knowledge or belief shall notify the other Party and provide it with details of such infringement or claim that are known by such Party.

8.5.2.

Right to Bring an Action. Sublicensor shall have the exclusive right to attempt to resolve such infringement or claim pertaining to a Sublicensor Patent, including by filing an infringement suit, defending against such claim or taking other similar action (each, an "Action") and to compromise or settle such infringement or claim. If Sublicensor does not intend to prosecute or defend an Action, Sublicensor shall promptly inform Sublicensee in writing and, provided the licensor of Sublicensor agrees, Sublicensee shall have the right to initiate an Action. If Sublicensee does not initiate an Action with respect to such an infringement or claim within [***] following notice thereof, Sublicensor shall have the right to attempt to resolve such infringement or claim. The Party initiating the Action shall have the sole and exclusive right to select counsel for any suit initiated by it pursuant to this Section 8.5.2. Each Party shall have the right to join an Action relating to a Sublicensor Patent taken by the other Party, at its own expense.

8.5.3.

Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in Section 8, the Party taking an Action under Section 8.5.2 shall pay all costs associated with such Action, other than the expenses of the other Party if the other Party elects to join such Action.

8.5.4.

Settlement. Neither Party shall settle or otherwise compromise any Action by admitting that any Sublicensor Patent is invalid or unenforceable without the other Party’s prior written consent, and, in the case of Sublicensee, Sublicensee may not settle or otherwise compromise an Action in a way that adversely affects or would be reasonably expected to adversely effect Sublicensor's rights or benefits hereunder with respect to the Sublicensed Product, without Sublicensor's prior written consent. The settlement will be treated in accordance with the law of the country to which the settlement relates.

8.5.5.

Reasonable Assistance. The Party not enforcing or defending Sublicensor Patents shall provide reasonable assistance to the other Party, including providing access to relevant documents and other evidence and making its employees available, subject to the other Party's reimbursement of any out-of-pocket expenses incurred by the nonenforcing or non-defending Party in providing such assistance.

8.5.6.

Distribution of Amounts Recovered. Any amounts recovered by the Party taking an Action pursuant to this Section 8.5, whether by settlement or judgment, shall be allocated in the following order: [***].

8.6.	Third Party Actions Claiming Infringement.

8.6.1.

Notice. If a Party becomes aware of any claim or action by a Third Party against either Party that claims that the Sublicensed Product, or its use, Development, manufacture or sale infringes such Third Party's intellectual property rights (each, a "Third Party Action"), such Party shall promptly notify the other Party of all details regarding such Third Party Action that is reasonably available to such Party.

8.6.2.

Right to Defend. Sublicensor shall have the right, at its sole expense, but not the obligation, to defend a Third Party Action through counsel of its choosing. If Sublicensor declines or fails to assert its intention to defend such Third Party Action within [***] of receipt/sending of notice under Section 8.6.1, then, provided the licensor of Sublicensor agrees, Sublicensee shall have the right to defend such Third Party Action. The Party defending such Third Party Action shall have the sole and exclusive right to select counsel for such Third Party Action. Each Party shall have the right to join any Third Party Action defended by the other Party, at its own expense.

8.6.3.

Consultation. The Party defending a Third Party Action pursuant to Section 8.6.2 shall be the "Controlling Party." The Controlling Party shall consult with the non-Controlling Party on all material aspects of the defense. The non-Controlling Party shall have a reasonable opportunity for meaningful participation in decision-making and formulation of defense strategy. The Parties shall reasonably cooperate with each other in all such actions or proceedings. The non-Controlling Party will be entitled to be represented by independent counsel of its own choice at its own expense.

8.6.4.

Appeal. In the event that a judgment in a Third Party Action is entered against the Controlling Party and an appeal is available, the Controlling Party shall have the first right, but not the obligation, to file such appeal. In the event the Controlling Party does not desire to file such an appeal, it will promptly, in a reasonable time period (i.e., with sufficient time for the non-Controlling Party to take whatever action may be necessary) prior to the date on which such right to appeal will lapse or otherwise diminish, permit the non-Controlling Party to pursue such appeal at such non-Controlling Party's own cost and expense. The non-Controlling Party shall then become the Controlling Party. If applicable law requires the non-Controlling Party's involvement in an appeal, the non-Controlling Party shall be a nominal party of the appeal and shall provide reasonable cooperation to the Controlling Party at the Controlling Party's expense.

8.6.5.

Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in Section 8, the Controlling Party shall pay all costs associated with such Third Party Action other than the expenses of the other Party if the other Party elects to join such Action.

8.6.6.

No Settlement Without Consent. No Controlling Party shall settle or otherwise compromise any Third Party Action by admitting that any Sublicensor Patent is invalid or unenforceable without the non-Controlling Party's prior written consent.

9.	TRADEMARK

9.1.

Uniform Global Trademark. The trademark(s) to be used for the Sublicensed Product in the Territory shall be the uniform global trademark(s) owned by Sublicensor, provided that it is acceptable from a legal and a commercial stand point in the Territory. In case Sublicensor considers at its sole discretion that the uniform global trademark(s) is not acceptable for the Territory, Sublicensor shall have the right to select other trademark(s) to be used for the Sublicensed Product in the Territory. The trademark(s) in the Territory shall be owned and maintained by Sublicensor at its own cost. For efficiency purpose, at its sole discretion Sublicensor shall provide all of the materials to Sublicensee for the registration of the trademark(s) within the Territory at Sublicensor’s cost.

9.2.

Sublicensee’s View. No later than after the start of Phase 3 Trial in the Territory, Sublicensee shall provide Sublicensor with its views and suggestions regarding the use of the uniform global trademark(s) or any other trademark selected by Sublicensor in the Territory. Sublicensor shall consider in good faith these views and suggestions, but shall have the sole final responsibility for all decisions related thereto.

9.3.

Market research and trademark validation. Any trademark market research and trademark validation work in the Territory shall be agreed by the Parties and the cost of such activities in the Territory shall be borne equally by the Parties.

9.4.

Rights on Termination or Expiration. After the Royalty Term in the Territory, Sublicensee and its Affiliates shall have an exclusive and royalty-bearing license, for the full duration of the trademark rights in the Territory, to use the trademark in the Territory as long as Sublicensee purchases from Sublicensor the Sublicensed Product to be sold in the Territory.

10.	CONFIDENTIALITY

10.1.

Confidentiality Obligations. Each Party agrees that, for the Term and for [***]thereafter, such Party shall, and shall ensure that its officers, directors, employees and agents shall keep completely confidential and not publish or otherwise disclose and not use for any purpose, except as expressly permitted hereunder, any Confidential Information disclosed to it by the other Party pursuant to this Agreement. The foregoing obligations shall not apply to any Confidential Information disclosed by a Party hereunder to the extent that the receiving Party can demonstrate that such Confidential Information:

10.1.1.	was already known to the receiving Party or its Affiliates, other than under an obligation of confidentiality, at the time of disclosure;
10.1.2.	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;
10.1.3.	became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;
10.1.4.

was subsequently lawfully disclosed to the receiving Party or its Affiliates by a Third Party without an obligation of confidentiality other than in contravention of a confidentiality obligation of such Third Party to the disclosing Party; or

10.1.5.	was developed or discovered by employees or agents of the receiving Party or its Affiliates who had no access to the Confidential Information of the disclosing Party.

10.2.

Permitted Disclosure. Notwithstanding the above obligations of confidentiality and non-use, a Party may disclose information to the extent that such disclosure is reasonably necessary in connection with:

10.2.1.	filing or prosecuting patent applications, subject to the terms of Section 8.4;
10.2.2.	prosecuting or defending litigation;
10.2.3.	conducting pre-clinical studies or Clinical Trials;
10.2.4.	seeking Regulatory Approval of the Sublicensed Product;
10.2.5.	complying with applicable law, including securities law and the rules of any securities exchange or market on which a Party's securities are listed or traded; or
10.2.6.	Sublicensor or Sublicensee's business development activities.

10.3.

Measures in the Event of Permitted Disclosure to Governmental Body. In connection with any permitted filing by either Party of this Agreement with any Governmental Body, included but not limited to the U.S. Securities and Exchange Commission Agreement, the filing Party shall endeavor to obtain confidential treatment of economic, trade secret information and such other information as may be requested by the other Party, and shall provide the other Party with the proposed confidential treatment request with reasonable time for such other Party to provide comments, and shall include in such confidential treatment request all reasonable comments of the other Party. The filing Party shall, where reasonably practicable, give such advance notice to the other Party of such disclosure requirement as is reasonable under the circumstances and will use its reasonable efforts to cooperate with the other Party in order to secure confidential treatment of such Confidential Information required to be disclosed.

10.4.

Measures in the Event of Permitted Disclosure to a Third Party. In connection with any permitted disclosure by either Party of Confidential Information of the other Party to any Third Party, included but not limited to contract research organizations performing experiments and tests on the Sublicensed Compound and/or the Sublicensed Product, the disclosing Party shall obtain confidential treatment of any such Confidential Information.

10.5.

Publications. Sublicensee shall not publish any information relating to the Sublicensed Compounds or the Sublicensed Products without the written consent of Sublicensor, which consent shall not be unreasonably withheld. Sublicensee shall submit to Sublicensor for Sublicensor's written consent any publication, presentation or abstract of information related to the Sublicensed Product for review and approval at least [***] prior to submission. In case Sublicensor does not object to said proposed publication, presentation or abstract within said [***] deadline, Sublicensor shall be deemed to have approved said publication, presentation or abstract.

10.6.	Communication to Licensor. Sublicensor shall be entitled to provide its licensor with a copy of this Agreement, subject to the redaction of any financial terms set out herein.

10.7.	Press Releases and Disclosure.

10.7.1.	The proposed public announcement by Sublicensor of the execution of this Agreement is set forth in Exhibit D hereto.

10.7.2.

Sublicensee may not make any subsequent press release or public announcements regarding this Agreement or any matter covered by this Agreement, including the Development or Commercialization of Sublicensed Products, without the prior written consent of Sublicensor (which consent shall not be unreasonably withheld). In case Sublicensor does not object to said press release within [***] deadline, Sublicensor shall be deemed to have approved the said Press Release. In the event that Sublicensee believes it is required to issue a press release or make another public announcement to comply with applicable law as a publicly-traded company and Sublicensor does not believe such public announcement is so required, Sublicensee may only issue such press release if (a) it obtains an opinion of legal counsel, from a reputable law firm approved by Sublicensor, that it is required to make such disclosure to comply, with applicable law and (b) after receiving such opinion, provides the text of such planned disclosure to Sublicensor no less than [***] prior to disclosure, and has incorporated all reasonable comments of Sublicensor regarding such disclosure.

11.	SUPPLY AND ELECTION TO MANUFACTURE

11.1.

Supply of the Sublicensed Product. Sublicensor agrees to supply Sublicensee, during the Term, on an exclusive basis in the Territory, with the Sublicensed Product in its finished dosage format (nine-hundred milligram (900 mg) dose pack unit, containing initially [***], or any other format agreed by both Parties, as well as placebo packs), [***].

11.2.

Clinical and Commercial Supply Agreements. As soon as possible after the Effective Date, the Parties shall enter into a Clinical Supply Agreement and a related Quality Agreement. In addition, prior to the first filing for Regulatory Approval, the Parties shall enter into a Commercial Supply and Distribution Agreement and a related Quality Agreement. This Commercial Supply and Distribution Agreement shall in particular set forth target sale volumes and regulate the distribution of product samples.

11.3.

Supply at Cost. The Sublicensed Products shall be supplied by Sublicensor at cost for both clinical and commercial supplies, it being specified that for clinical supplies for clinical studies required for and supporting Development and registration in the Territory, the cost shall comprise the costs of tableting (if any), (re-)blistering, packaging, shipping, which shall be no higher than [***] in total. For the avoidance of doubt, Sublicensee will not be required to bear any of the production’s cost of the active pharmaceutical ingredients for clinical supplies for clinical studies required for and supporting Development and registration in the Territory.

11.4.

Supply Advance Payment. In consideration of the clinical supply of the Sublicensed Products, Sublicensee shall pay to Sublicensor, within [***] as of the Effective Date, the amount of [***]. This amount shall qualify as an advance payment to be deducted from the invoices issued by Sublicensor based on the Clinical Supply Agreement and, provided that the amount of [***] has not been fully deducted, from the invoices issued by Sublicensor based on the Commercial Supply Agreement. Sublicensee shall deposit the amount of [***] into an account as designated by Sublicensor.

11.5.

Supply Conditions. Sublicensor shall deliver the Sublicensed Product [***]. The shipment place shall be determined by the Parties. The details of the terms and conditions for the supply of the Sublicensed Product shall be stipulated in the separate agreements referred to in Section 11.1, which shall be entered into by the Parties in due course.

11.6.	Purchase Estimate and Order. Sublicensee shall submit to Sublicensor the following:

11.6.1.

Sublicensee shall provide Sublicensor with written monthly rolling estimates for [***], with the first [***] of each estimate constituting a firm binding purchase order for the quantities of the Sublicensed Product of which Sublicensee wishes shipments.

11.6.2.

Such quantities of the Sublicensed Product shall in no event be lower than [***] of the quantities of the Sublicensed Product indicated in the latest written estimate submitted by Sublicensee to Sublicensor, unless otherwise agreed by the Parties. In the event that the quantities of the Sublicensed Product ordered by Sublicensee in any calendar quarter exceed [***] of the quantities of the Sublicensed Product in the latest estimate submitted by Sublicensee, Sublicensor shall not be obliged but shall use its Commercially Reasonable Efforts to supply Sublicensee with such quantities of the Sublicensed Product which exceed [***]. If for any reason (including, without limitation, due to a Force Majeure event) Sublicensor is unable to supply all of Sublicensee’s requirements specified in Sublicensee’s firm order, the available Sublicensed Product shall be allocated to Sublicensee, Sublicensor and other licensees as a relative percentage of all sales in all territories, in the proportion that the aggregate sales of the Sublicensed Product in all territories during the immediately preceding [***] bears to the aggregate worldwide sales of product by Sublicensor and its licensees for the same period.

11.7.

Buffer Stock and Sourcing. Sublicensor shall at all times maintain a buffer stock of at least [***] of the yearly requirements estimate of the Sublicensed Product exclusively for use in the Territory. Sublicensee also shall at all times maintain a buffer stock of at least [***] of the yearly requirements estimate of the Sublicensed Product for use in the Territory. Within [***] after the initiation of Phase 3 Trial study necessary and sufficient for the NDA or MAA, Sublicensee shall provide Sublicensor with the good faith written estimate of Sublicensed Product requirements up to [***] after the initial commercial sales in the Territory. [***]

11.8.

Assistance in Case of Termination. In case Sublicensor terminates the supply of the Sublicensed Product to Sublicensee, Sublicensor will do Commercially Reasonable Efforts to transfer and assign the contract manufacturing agreement with Sublicensor’s contract manufacturer for the Sublicensed Product to Sublicensee. In the case that such transfer/assignment is not feasible or Sublicensee elects not to accept the transfer/assignment, Sublicensor shall give a reasonable assistance, excluding however financial assistance, for the technology transfer to Sublicensee or a Third Party designated by Sublicensee, and Sublicensor shall continue to supply the Sublicensed Product required by Sublicensee and its Affiliates, until Sublicensee or such Third Party is able to manufacture the Sublicensed Product in sufficient quantities and to the extent of complete substitution of the supply and such period of supply shall be reasonable (the "Transition Period"). Sublicensor shall cooperate with Sublicensee to find a new supplier and make it be able to manufacture the Sublicensed Product within such Transition Period and/or assist Sublicensee or its Affiliates, as the case may be, to make it be able to manufacture the Sublicensed Product within such Transition Period. Sublicensee shall have the right to directly contact and purchase the Sublicensed Product outside the Territory from such new supplier. If Sublicensor terminates the supply of the Sublicensed Product, the Parties will negotiate the execution of an amendment to this Agreement. Sections 11.1 to 0 shall not apply as of the end of the Transition Period.

11.9.

Failure of Supply. Sublicensor shall make its commercially reasonable effort to ensure the full supply to Sublicensee and give Sublicensee the global priority of the source of supply where any goods available by Sublicensor shall be preferentially provided to Sublicensee. In addition, Sublicensor shall promptly notify Sublicensee if Sublicensor determines that it will be unable to meet the delivery date or quantity specified in any firm order. If more than [***] during any [***]  (i) Sublicensor is unable to deliver at least [***] of any firm order placed by Sublicensee in accordance with Section 11.3, or (ii) any firm order is delivered more than [***] after the delivery date specified in a firm order, and if Sublicensor is not able to cure such failure of supply within [***] from the date Sublicensee receives a first written notice by Sublicensor due to occurrence of any failure according to this Section 11.7 (above item (i) and/or item (ii), “Supply Failure”), Sublicensee shall: (i) have the right to obtain a second source of supply for the Sublicensed Product to supplement or replace Sublicensor as a supplier of the Sublicensed Product; (ii) have the right to make the Manufacturing Selection as specified in Section 11.10 at its sole decision. For the avoidance of doubt, the right to obtain a second source of supply shall be the only remedy available to Sublicensee; Sublicensee shall not have the right to terminate this Agreement or claim for any indemnification in case of failure to supply as defined in this Section 11.7.

11.10.

Manufacturing of the Sublicensed Products upon Regulatory Approval. Upon Sublicensee’s obtaining of Regulatory Approvals necessary for the manufacturing and being qualified for manufacturing of the Sublicensed Products, the Parties shall discuss in good faith whether Sublicensee is granted the right to (“Manufacturing Selection”): (i) purchase the Sublicensed Product from Sublicensor; and/or (ii) manufacture the Sublicensed Products within the Territory by itself; and/or (iii) engage a third party within the Territory to manufacture the Sublicensed Produced through further sublicensing and purchase the Sublicensed Product from such a qualified manufacturer; provided that Sublicensee, nor any Third Party Sublicensee engaged, shall not sell any such of Sublicensed Product to any other party outside of the Territory except for the parties designated by Sublicensor. [***]

11.11.

Technology Transfer Agreement. In the event Sublicensee decides to manufacture the Sublicensed Products within the Territory by itself or engage a third-party within the Territory to manufacture the Sublicensed Produced, even prior to Sublicensee’s obtaining of Regulatory Approvals necessary for the manufacturing and being qualified for manufacturing of the Sublicensed Products (but shall be after [***]), the Parties shall discuss and negotiate the terms of the transfer of all of the technology which is necessary for the manufacturing of the Sublicensed Products in good faith and Sublicensor shall conduct such kind of transfer in accordance with Sublicensee’s reasonable requirement.

11.12.

Right of Sublicensor to conduct audits. In the event Sublicensor suspects that any third-party manufacturer engaged by Sublicensee engages in the sales of the Sublicensed Products outside the Territory, Sublicensor, or any third-party selected by Sublicensor, shall have the right, upon prior written notice, to have access during normal business hours to those premises and records of such third-party manufacturer engaged by Sublicensee as may be reasonably necessary to verify the compliance with the terms of this Agreement. If such audit shows any breach of the terms of this Agreement, Sublicensee shall reimburse Sublicensor for its reasonable out-of-pocket expenses for the audit, upon submission of supporting documentation.

12.	REPRESENTATIONS AND WARRANTIES

12.1.	Sublicensor Representations and Warranties. Sublicensor represents and warrants to Sublicensee that:

12.1.1.

Sublicensor has the full power, authority and right to enter into this Agreement and to perform its obligations hereunder in accordance with the terms and conditions hereof, and all requisite corporate action has been taken to authorize Sublicensor's execution, delivery and performance of this Agreement;

12.1.2.

The execution, delivery and performance of this Agreement by Sublicensor does not breach, violate, contravene or constitute a default under any contract, arrangement or commitment to which Sublicensor is a party or by which it is bound, or violate any statute, law or regulation or any court, governmental body or administrative or other agency having jurisdiction over Sublicensor;

12.1.3.

All consents, approvals and authorizations from all governmental authorities or other Third Parties required to be obtained by Sublicensor in connection with the execution, delivery and performance of this Agreement have been obtained;

12.1.4.

Sublicensor has all right, title and interest in and to the Sublicensor Technology, and Sublicensor has not previously licensed, assigned, transferred, or otherwise conveyed any right, title or interest in and to the Sublicensor Technology to any Third Party in the Territory, including but not limited to any rights to any Sublicensed Compounds and Sublicensed Products;

12.1.5.	At the Execution Date, the Sublicensor Technology is free and clear of any liens, charges, encumbrances or rights of others to possession or use;

12.1.6.

No claims have been asserted, or, to Sublicensor's knowledge, threatened by any Person, nor are there any valid grounds for any claim of any such kind (i) challenging the validity, effectiveness, or ownership of Sublicensor Technology, and/or (ii) to the effect that the use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any of Sublicensor Technology infringes or will infringe on any intellectual property right of any Person. No such claims have been asserted or, to the knowledge of Sublicensor, are threatened;

12.1.7.	No investigation or proceedings have been carried out at the Executive Date by Regulatory Authorities with respect to the Sublicensed Product or the Sublicensor facilities;

12.1.8.

Sublicensor DISCLAIMS ALL OTHER WARRANTES EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES TO TITLE OR NON-INFRINGEMENT, TO FREEDOM TO OPERATE, OR IMPLIED WARRANTES OF MERCHANTABILITY OR FITNESS OF SUBLICENSED COMPOUND/SUBLICENSED PRODUCT FOR A PARTICULAR PURPOSE.

12.2.	Sublicensee Representations and Warranties. Sublicensee represents and warrants to Sublicensor that:

12.2.1.

Sublicensee has the full power, authority and right to enter into this Agreement and to perform its obligations hereunder in accordance with the terms and conditions hereof, and all requisite corporate action has been taken to authorize Sublicensee's execution, delivery and performance of this Agreement;

12.2.2.

The execution, delivery and performance of this Agreement by Sublicensee does not breach, violate, contravene or constitute a default under any contract, arrangement or commitment to which Sublicensee is a party or by which it is bound, or violate any statute, law or regulation or any court, governmental body or administrative or other agency having jurisdiction over Sublicensee;

12.2.3.

All consents, approvals and authorizations from all governmental authorities or other Third Parties required to be obtained by Sublicensee in connection with the execution, delivery and performance of this Agreement have been obtained; and

12.2.4.

Sublicensee has the ability, capacity, knowledge and experience to use, register, import, Develop, market, promote, distribute, offer for sale and Commercialize the Sublicensed Product in the Field in the Territory.

13.	INDEMNIFICATION

13.1.

Indemnification by Sublicensor. Sublicensor shall defend, indemnify and hold harmless Sublicensee, its Affiliates, directors, employees and agents (the "Sublicensee Indemnitees") from and against any and all liability, damage, loss, cost or expense (including reasonable attorney's fees and expenses of litigation) ("Losses") arising or resulting from any claims made or suits brought by Third Parties to the extent such Losses arise or result from (i) the breach of any provision of this Agreement by Sublicensor, including a breach of any of the Sublicensor representations and warranties set forth in Section 12.1 of this Agreement; and (ii) a product liability claim relating to the Sublicensed Product, unless such product liability claim has been caused by the development, manufacturing or marketing activities carried out by Sublicensee. In the event of a claim against the Sublicensee Indemnitees which may be subject to the foregoing indemnification obligation, the Sublicensee Indemnitees agree to notify Sublicensor promptly of such claim and Sublicensor shall provide Sublicensee Indemnitees with any assistance Sublicensee Indemnitees may reasonably require in the defense of such action, at Sublicensor's cost and expense.

13.2.

Indemnification by Sublicensee. Sublicensee shall defend, indemnify and hold harmless Sublicensor, its Affiliates, directors, employees and agents (the "Sublicensor Indemnitees") from and against any and all Losses arising or resulting from any claims made or suits brought by Third Parties to the extent such Losses arise or result from (i) the breach of any provision of this Agreement by Sublicensee, including a breach of any of the Sublicensee representations and warranties set forth in Section 12.2 of this Agreement, and (ii) a product liability claim relating to the Sublicensed Product which has been caused by development, manufacturing or marketing activities carried out by Sublicensee. In the event of a claim against the Sublicensor Indemnitees which may be subject to the foregoing indemnification obligation, the Sublicensor Indemnitees agree to notify Sublicensee promptly of such claim and Sublicensee shall provide Sublicensor Indemnitees with any assistance Sublicensor Indemnitees may reasonably require in the defense of such action, at Sublicensee's cost and expense.

14.	TERM AND TERMINATION

14.1.	Entry into Force. This Agreement shall come into force on the Effective Date.

14.2.

Term of Agreement. This Agreement shall remain in force and effect from the Effective Date and shall continue in force and effect until the end of the last-to-expire Royalty Term with respect to the Sublicensed Product, unless (i) the Agreement is terminated at an earlier date pursuant to Section 14.3 to 14.6 below (the "Term"), or (ii) the Agreement lapses pursuant to its Section 7.2.

14.3.	Termination by Either Party.

14.3.1.

Termination for Breach. Either Party may terminate this Agreement, and the rights and licenses granted hereunder, with [***] prior notice to the other Party, if the other Party breaches any material provision of this Agreement, unless the other Party cures such breach within the period of such notice. Such termination shall be in addition to and not in lieu of any other remedies available to the terminating Party, at law and in equity.

14.3.2.

Termination in the Event of Force Majeure. Either Party may terminate this Agreement, and the rights and licenses granted hereunder, with [***] prior notice to the other Party, if a Force Majeure event prevents the other Party from fulfilling its obligations hereunder during a period of more than [***].

14.4.	Termination by Sublicensee.

14.4.1.

Sublicensee may terminate this Agreement in its entirety, with [***] prior notice as of the communication by Sublicensor of the results of Phase 1 Trial, Phase 2 Trial and/or Phase 3 Trials without any liabilities if such results are negative. For the avoidance of doubt, Sublicensee shall not have the right to terminate this Agreement in accordance with this Section in case a transfer of technology is occurring or has occurred according to Section 11.11 of this Agreement.

14.5.	Termination by Sublicensor.

14.5.1.

Termination for Non-Payment. If Sublicensee has not paid a milestone payment or a royalty payment by the required respective payment dates set forth in Section 7.1 and 0, Sublicensor shall have the right to terminate this Agreement with [***] prior notice to Sublicensee, unless Sublicensee has proceeded to payment within the period of such notice. Such termination shall be in addition to and not in lieu of any other remedies available to Sublicensor, at law and in equity.

14.5.2.	Sublicensor may terminate immediately this Agreement in case Sublicensee does not make the supply advance payment set out in Section 11.4 of this Agreement within [***] of Effective Date.

14.5.3.

Termination in the Event of No First Commercial Sale. Sublicensor may terminate this Agreement, and the rights and licenses granted hereunder, immediately, in case no First Commercial Sale occurs in the Territory within a period of [***] as of the obtaining all of the Regulatory Approval necessary for the First Commercial Sale. Such termination shall be in addition to and not in lieu of any other remedies available to Sublicensor, at law and in equity.

14.5.4.

Termination in the Event of Change of Control. Sublicensee shall keep Sublicensor promptly informed of any change of control (i.e. change in the direct or indirect control within the meaning of Section 1.1 of this Agreement) of Sublicensee and Sublicensor may terminate this Agreement in case the entity taking control over Sublicensee is a competitor  on the oxytocin receptor antagonists in the Territory.

14.5.5.

Termination in the Absence of Authorization. Sublicensor may terminate this Agreement, and the rights and licenses granted hereunder, immediately, in the event Sublicensee lacks or loses any consent, approval or authorization as set forth in Section 12.2.3 of this Agreement and Sublicensee is enable to make remedy in a timely manner. Such termination shall be in addition to and not in lieu of any other remedies available to Sublicensor, at law and in equity.

14.5.6.

Termination in the Event of Challenge. In the event that Sublicensee or any of its Affiliates, anywhere in the world, institutes, prosecutes or otherwise participates in (or in any way aids any Third Party in instituting, prosecuting or participating in), at law or in equity or before any administrative or regulatory body, including the U.S. Patent and Trademark Office or its foreign counterparts, any claim, demand, action or cause of action for declaratory relief, damages or any other remedy, or for an enjoinment, injunction or any other equitable remedy, including any interference, reexamination, opposition or any similar proceeding, alleging that any claim in a Sublicensor Patent is invalid, unenforceable or otherwise not patentable, except in the case where asserted as a defense or counterclaim to an action brought by Sublicensor against Sublicensee or any of its Affiliates, Sublicensor shall have the right (i) to terminate immediately this Agreement as a whole or (ii) to terminate immediately the sublicense granted to Sublicensee under such challenged Sublicensor Patent on a patent-by-patent basis. Such termination shall be in addition to and not in lieu of any other remedies available to Sublicensor, at law and in equity

14.6.

No Immediate Termination on Bankruptcy. To the extent permitted by applicable law,all rights and licenses granted pursuant to this Agreement by a Party to the other Party shall not be terminated upon a Bankruptcy Event of such Party or its Affiliates, and each Party hereby claims the benefit of any applicable law which may enable it to prevent such termination provided that such a Bankruptcy Event shall not bring material adverse effect to the transactions contemplated hereunder. In the event of a Bankruptcy Event of Sublicensee, Sublicensee shall, during the [***] period following such Bankruptcy Event, seek to enter into one or several Further Sublicense Agreements for the Territory with one or several Further Sublicensees, subject to the Sublicensor’s prior written approval. Any such Further Sublicense shall be subject to the terms of Section 2.2. If, upon expiry of the [***] period Sublicensee has failed to enter into one or more definitive Further Sublicense Agreement(s), Sublicensor shall have the right to terminate this Agreement and to exercise its rights under Section 14.7. During the aforementioned [***] period, Sublicensee shall continue to prosecute and maintain the Sublicensee Patents, if any, and shall use appropriate safeguards in order for the value and usefulness of the Sublicensee Know-How to be preserved.

14.7.	Effects of Termination.

14.7.1.

Accrued Rights and Obligations. Termination of this Agreement shall neither release either Party from its obligations accrued prior to the effective date of termination nor deprive either Party from any rights that this Agreement provides. The provisions of Section 10 (Confidentiality), Section 13 (Indemnification), Section 14.5.5 (Termination in the Event of Challenge) and 14.7 (Effects of Termination) shall survive any termination of this Agreement.

14.7.2.

Effects. Upon the termination of this Agreement (it being understood that the effects mentioned below will occur only to the extent permitted by applicable law if the termination results from the application of Section 14.6 on bankruptcy):

(1)	the sublicense granted to Sublicensee under Section 2.1 shall terminate;

(2)

Sublicensee shall return to Sublicensor (or at Sublicensor's request, destroy) all relevant records and materials (including Sublicensor Materials) in its possession or control containing or comprising the Sublicensor Know-How or such other Confidential Information of Sublicensor;

(3)

Sublicensee shall automatically grant Sublicensor an exclusive, sublicensable, perpetual and royalty-free license under the Sublicensee Patents and the Sublicensee Know-How, if any, to research, Develop, make, have made, import, export, use and Commercialize the Sublicensed Products in the Field in the Territory, unless Sublicensor has breached this Agreement within the meaning of Section 14.3.1;

(4)	Sublicensee shall promptly and fully disclose and transfer to Sublicensor the Sublicensee Know How, unless Sublicensor has breached this Agreement within the meaning of Section 14.3.1;

(5)

Sublicensee shall, upon written request by Sublicensor and subject to Sublicensor assuming legal responsibility for any Clinical Trials of the Sublicensed Product then ongoing, transfer to Sublicensor, at Sublicensee's cost and expense, all regulatory documentation and Regulatory Approvals prepared or obtained by or on behalf of Sublicensee prior to the date of such termination, to the extent solely related to Sublicensed Products and transferable unless Sublicensor has breached this Agreement within the meaning of Section 14.3.1;

(6)

To the extent not prohibited by law, Sublicensee shall either wind down any ongoing Clinical Trials with respect to the Sublicensed Product, or at Sublicensor’s option, transfer such Clinical Trials to Sublicensor at Sublicensee's cost unless Sublicensor has breached this Agreement within the meaning of Section 14.3.1;

(7)

Sublicensee shall, at Sublicensor's option, transfer to Sublicensor free of charge any and all chemical, biological or physical materials relating to or comprising the Sublicensed Products, including clinical supplies of Sublicensed Products, that are owned or Controlled by Sublicensee unless Sublicensor has breached this Agreement within the meaning of Section 14.3.1;

(8)

Sublicensee and its Affiliates shall be entitled, during the [***] period following such termination, to sell any commercial inventory of Sublicensed Products which remains on hand as of the date of the termination, so long as Sublicensee pays to Sublicensor the royalties applicable to said subsequent sales in accordance with the terms and conditions set forth in this Agreement. Any commercial inventory remaining following such [***] period shall be offered for sale to Sublicensor, at a price equal to be mutually agreed upon between the Parties in good faith;

(9)

Save as set forth in Section 14.7 and to the extent permitted by applicable law, upon any termination of this Agreement, each of Sublicensee's distributors shall continue to have the rights set forth in their respective distribution agreements, which agreements shall be automatically assigned to Sublicensor, provided however that such distributors are not then in breach of any of their material obligations under their distribution agreement and provided further that the terms of the distribution agreements are at least as favourable as the ones herein and do not impose any obligations on Sublicensor that are not expressly set forth herein.

15.	MISCELLANEOUS

15.1.	Relationship of the Parties. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.

15.2.	Assignment.

15.2.1.

Except as expressly provided herein, neither this Agreement nor any interest hereunder shall be assignable, nor any other obligation delegable, by Sublicensee without the prior written consent of Sublicensor (not to be unreasonably withheld or delayed).

15.2.2.

Subject to Section 14.5.4, each Party may assign this Agreement, in whole or in part, to any Affiliate or a successor in interest without the consent of the other Party, provided that such assignment shall bring not any adverse effect to any or all of the rights obtained by the other Party (as applicable) hereunder. Each Party shall give prior written notice to the other Party of any such assignment within a reasonable period in advance.

15.2.3.

No assignment under this Section 15.2 shall relieve the assigning party of any of its responsibilities or obligations hereunder and provided, further, that as a condition of such assignment, the assignee shall agree to be bound by all obligations of the assigning Party hereunder.

15.2.4.	This Agreement shall be binding upon the successors and permitted assigns of the Parties.

15.2.5.	Any assignment not in accordance with this Section 15.2 shall be void.

15.3.

Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

15.4.

Accounting Procedures. Each Party shall calculate all amounts hereunder and perform other accounting procedures required hereunder and applicable to it in accordance with either, as applicable accounting principles in accordance with its applicable laws and regulation.  Sublicensee may prepare a financial report with respect to the transaction contemplated hereunder in accordance with International Financial Reporting Standard (IFRS) if it is necessary for the Sublicensor to comply with its financial rules.

15.5.

Force Majeure. Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by acts of God, earthquake, riot, civil commotion, terrorism, war, strikes or other labor disputes, fire, flood, failure or delay of transportation, default by suppliers or unavailability of raw materials, governmental acts or restrictions or any other reason which is beyond the control of the respective Party (“Force Majeure”). The Party affected by Force Majeure shall provide the other Party with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use Commercially Reasonable Efforts to overcome the difficulties created thereby and to resume performance of its obligations hereunder as soon as practicable.

15.6.

No Trademark Rights. No right, express or implied, is granted by this Agreement to a Party to use in any manner the name or any other trade name or trademark of the other Party in connection with the performance of this Agreement or otherwise.

15.7.

Entire Agreement of the Parties; Amendments. This Agreement and the exhibits hereto constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter. No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in a writing referencing this Agreement and signed by a duly authorized officer of each Party.

15.8.	Captions. The captions to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement.

15.9.

Disputes. If a dispute or difference arises under or in connection with this Agreement or hereunder between Sublicensor and Sublicensee, including but not limited to any dispute or difference as to its interpretation, validity or termination (a "Dispute") the Parties agree first to use all reasonable endeavours in good faith to settle the Dispute. A Party claiming that a Dispute has arisen must give notice to the other Party specifying the nature of the Dispute and requesting that the Dispute be resolved by the Executive Officers within [***] of their first consideration of such dispute. If the Executive Officers cannot resolve such dispute within [***] of their first consideration of such dispute, then, at any time after such [***] period, either Party may proceed to enforce any and all of its rights with respect to such dispute.

15.10.

Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of Switzerland. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the  Singapore International Arbitration Centre (SIAC) under the SIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be in Singapore. The arbitration proceedings shall be conducted in English. The arbitral award shall be final and binding on the Parties.

15.11.

Notices and Deliveries. Any notice, request, approval or consent required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been sufficiently given if delivered in person, transmitted by facsimile (receipt verified) or by express courier service (signature required) to the Party to which it is directed at its address or facsimile number shown below or such other address or facsimile number as such Party shall have last given by notice to the other Party.

If to Sublicensor, addressed to:

ObsEva SA, Chemin des Aulx 12, 1228 Plan-Les-Ouates, Switzerland

Attn: [***]

If to Sublicensee, addressed to:

Hangzhou Yuyuan BioScience Technology Co., Ltd.

Room 1508, Building 4, 199 Yuancheng Road,

Xiasha Street, Hangzhou Economic and Technological Development Zone,

Zhejiang Province, China

Attn: [***]

15.12.

Waiver. A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

15.13.

Severability. When possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. The Parties shall make a good faith effort to replace the invalid or unenforceable provision with a valid one which in its economic effect is most consistent with the invalid or unenforceable provision.

15.14.

Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. A facsimile or a portable document format (PDF) copy of this Agreement, including the signature pages, will be deemed an original.

15.15.

Communications. All communications, whether written or oral, between the Parties under this Agreement (including without limitation the disclosure of Know-How, notices, reports, documents submitted to the JDC) shall be made in English unless otherwise set forth herein.

* * *

[Signature appear on the following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in duplicate by their duly authorized representatives with legal and binding effect as of the date first above written.

OBSEVA SA:

__________________________________

Ernest Loumaye, MD, PhD

CEO

____________________________________

Fabien de Ladonchamps

VP Corporate Affairs & Finance

HANGZHOU YUYUAN BIOSCIENCE TECHNOLOGY CO., LTD.:

__________________________________

CHEN STEVEN YINGLONG

CEO

Exhibit A

Sublicensed Compound

[***]

Exhibit B

Part A - Sublicensor Patent

[***]

Exhibit C

Sublicensee Development Plan

[***]

Exhibit D

Proposed public announcement

ObsEva and Yuyuan BioScience Technology Announce Sublicense Agreement to Develop and Commercialize Nolasiban in the People's Republic of China

Geneva, Switzerland, 13 January 2020 – ObsEva and Yuyuan BioScience Technology (“Yuyuan”) today announced that they have entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following in-vitro fertilization (IVF) in the People's Republic of China (PRC). Nolasiban is a novel, oral oxytocin receptor antagonist, for which two Phase 3 studies have been completed in Europe.

Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC starting with the commitment to fund and conduct a Phase 1 study and a Phase 2 Proof-of-Concept study in China. Both companies plan to collaborate on the subsequent global development of nolasiban, but Obseva will retain worldwide rights to the product outside of the PRC. In addition, both companies will seek to expand their collaboration in China on other projects. Financial terms of the deal are not being disclosed.

“Of all the companies that entered the bidding process for nolasiban in China in recent months, Yuyuan in particular impressed us with their extensive personal networks, commitment, passion and deep insights in the IVF space in China,” said Ernest Loumaye, CEO and Co-Founder of ObsEva. “I remain convinced that oxytocin antagonists have a role in improving live birth rate following IVF, and we believe that Yuyuan is well positioned to further investigate the use of Nolasiban in IVF and ultimately successfully commercialize nolasiban in China.”

“Nolasiban could meaningfully improve the success of single embryo transfer (SET) and further encourage SET utilization in China. This would reduce the negative consequences of double ET-associated multiple births and related medical risks and healthcare costs,” said Steven Chen, Chairman and CEO of Yuyuan. “With more than 950,000 ART cycles in 2017, China has the largest number of IVF-related procedures in the world. We are delighted to collaborate with ObsEva and potentially establish nolasiban as a cornerstone of IVF treatment.”

About Assisted Reproductive Technology

Infertility affects about 10% of reproductive-aged couples, with more than 2 million ART treatments (including IVF and ICSI) performed worldwide each year. In China, more than 950,000 ART cycles (IVF, ICSI, FET) were performed in 2017 (National Health Commission of the PRC, presented at the 23rd IFFS conference in Shanghai, 2019)

While the success of ART depends on multiple factors including ovarian response, fertilization, embryo quality and ET procedure, a successful pregnancy ultimately hinges on the receptivity of the uterus to accept embryo implantation.  Uterine contractions at the time of ET, as well as suboptimal thickness of the uterine wall and insufficient blood flow to the uterus, may impair the implantation of the embryo.

About Nolasiban

Nolasiban (previously known as OBE001), is an oral oxytocin receptor antagonist which was licensed from Merck KGaA, Darmstadt, Germany, in 2013. ObsEva retains worldwide, exclusive, commercial rights.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

About Yuyuan Bioscience Technology

Yuyuan Bioscience Technology is a leading biopharmaceutical company based in China focused on discovering, developing and commercializing innovative medicines for unmet medical needs in the assisted reproductive area. The company continues to introduce a competitive portfolio of therapeutic programs aimed at helping to bring more solutions to this field. Yuyuan Bioscience has a top class leadership team with deep experience at assisted reproductive therapeutics and within biotech organizations. The team has a strong track record of success – successfully having taken drug candidates into clinical trials in China, secured regulatory approvals and achieved great market success. Yuyuan Bioscience has always adhered to the development concept of “doing moral business, craving long-lasting career”, providing comprehensive, accurate and professional services for China's assisted reproductive medical field.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan," "potential," "will," and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential benefits from the proposed transaction, Yuyuan’s ability to successfully develop and commercialize nolasiban in China and the joint collaboration on the global development of nolasiban. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, uncertainties inherent in the conduct of clinical trials and clinical development and related regulatory reviews and approvals, including the risk that the results of earlier clinical trials may not be predictive of the results of later-stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, the Risk Factors filed as Exhibit 99.1 to ObsEva’s Form 6-K filed on August 7, 2019,  and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

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